BENMELOS, LLC

ANNUAL REPORT

April 2020



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Benmelos, LLC

This Annual Report (this "**Disclosure**") is furnished with respect to the certain securities ("**Securities**") offered and sold by Benmelos, LLC a Texas limited liability company (**"B.B. Italia & B.B. Pizza"** or the "**Issuer**") through the crowdfunding portal available at www.nextseed.com and each subdomain thereof (the "**Site**") and operated by NextSeed Services LLC, a Delaware limited liability company, on behalf of NextSeed US LLC, a Delaware limited liability company (together with its affiliates, "**NextSeed**"), in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities were offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS

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III. SUMMARY OF BUSINESS

SUMMARY OF ISSUER'S LEGAL STATUS

Name of Issuer	Benmelos, LLC
Legal Status of Issuer	Limited liability company
Jurisdiction of Organization	TX
Date of Incorporation	12-20-2017
Physical Address of Issuer	14795 Memorial Dr., Houston TX 77079
Number of Employees	6

SUMMARY OF ISSUER'S BUSINESS PLAN

Esteemed local restaurateur Benjamin Berg (B&B Butchers & Restaurant) purchased Carmelo's Cucina Italiana from founder Carmelo Mauro in December 2017, adding to the portfolio of Berg Hospitality Group, preserving the neighborhood business and updating the customer experience.

Benjamin reopened Carmelo's as two new concepts – B.B. Italia Kitchen & Bar and B.B. Pizza. Expanding Berg Hospitality's portfolio, this neighborhood staple will exude a fresh and new environment for diners.

A section of the building was transformed into a bar and patio where locals and visitors have access to its full menu in a more casual, family-friendly setting. They also serve liquor, wine, and beer throughout the restaurant.

Part of the refresh included a new offering: authentic New York-style pizza. Their new "real New York" stone deck pizza oven will be used for takeout only – a decision made to avoid overcomplicating the dine-in menu or disrupting the in-house ambiance.

IV. DESCRIPTION OF BUSINESS CAPITALIZATION

OVERVIEW

The Issuer anticipated that the total cost of the project would be approximately $850,000. The Issuer raised $276,500 through a Regulation Crowdfunding offering on NextSeed, which closed in May 2019. The rest of the funds to complete the project were provided by equity members of the Issuer, and a subsequent $75,000 note issued via a Regulation D raise in July 2019 with the same terms as the Regulation Crowdfunding note.

EXISTING SECURITIES AS OF END OF 2019

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Membership interests	100%	100%	The Manager has all management rights over the Issuer	N/A
NextSeed Notes	$276,500	$276,500	None	Set forth in the note purchase agreement among the Issuer and the Investors
NextSeed Note	$75,000	$75,000	None	Set forth in the note purchase agreement between the Issuer and the Investor

Previous Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
May 2019	Section 4(a)(6)	NextSeed Notes	$276,500	renovation of the bathrooms and the large private room, interior and updating the exterior façade
July 2019	Regulation D	NextSeed Note	$75,000	renovation of the bathrooms and the large private room, interior and updating the exterior façade

MATERIAL TERMS OF ANY INDEBTEDNESS AS OF END OF 2019

Creditor(s)	Amount of Each Payment	Interest	Payment schedule	Maturity Date	Other Material Terms
FirstVision Financial	$2,427.65	Not listed	Monthly	48 months from March 2018	Pawnee Leasing Corporation has liens on certain equipment
FirstVision Financial	$942.14	Not listed	Monthly	36 months from March 2018	Pawnee Leasing Corporation has liens on certain equipment
NextSeed Notes	A percentage of revenues generated	Determined annually	Monthly	6/7/2024	Lien on all assets of the business

V.KEY PERSONS

The directors, managers and/or officers of the Issuer are listed below.

Benjamin Berg

President*, Inception – Present*

Raised in New York City, Benjamin came from a restaurant business family. His great-grandfather was a kosher butcher in Chicago, his grandfather owned the iconic Orange Julius juice stand in Los Angeles. After making his way up the hospitality industry while at The Point, the number one small hotel in the USA at the time, he began working in the restaurant industry as a butcher before switching to upscale steakhouses in key markets such as Las Vegas, Mexico City, and New York City. In 2015 he opened the first of his two B&B Butcher and Restaurants in Texas, to rave critical and public reviews (4.5 stars on OpenTable, Facebook, and Google).

Benjamin's business experience in the last three years includes:

- Owner of B&B Butchers & Restaurant, an upscale steakhouse in Houston, from 2013 – present
- Founder of Berg Hospitality Group, from 2018 - present

VI. RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

❑ *Business Risks*

The success of a business depends on its brand perception, in part, upon the popularity of the establishment and the customer's experience. As a part of the remodel and re-launching process, the Issuer may decide to change certain aspects of the brand, including but not limited to logo and name and brand positioning of the restaurant. We take brand perception seriously and intend to reinforce and extend positive brand perception, including by providing a training program for our employees to ensure a high quality of customer service. However, any shortcomings in our brand building initiatives or business incidents that diminish customer perceptions of our brand could negatively impact revenues. If we overestimate the demand for our business or underestimates the popularity of the competition, we may not fully realize anticipated revenues.

Our business, financial condition and results of operations also depend in part on our ability to anticipate, identify and respond to changing consumer preferences. Any failure to anticipate and respond to changing customer preferences could make our business less appealing and adversely affect business, including loss of potential revenue. If we do not achieve a certain level of revenue, the financial performance will be negatively impacted, in which case there may be serious adverse financial consequences for the Investors.

Currently, there is municipal construction on the street in front of the restaurant, which may affect the flow of customer traffic to the restaurant.

❑ *Financing Risks*

We have not yet commenced operations and have not generated any revenue to date. In order to begin business operations, we will need to incur expenses related to the development of the planned service, expenses related to the acquisition of certain supplies, expenses related to the opening of the first planned location, and other start-up costs. Accordingly, if we do not obtain additional financing, including the financing sought in this offering, the business will likely fail.

❑ *Development Risk*

Our dependence on development exposes us to timing, budgeting and other risks. New project development has a number of risks, including risks associated with: (I) construction delays or cost overruns that may increase project costs; (ii) receipt of zoning, occupancy and other required governmental permits and authorizations from local governmental agencies, which are issued at the discretion of the issuing authority with no guaranty that all licenses and permits applied for by us will be issued; (iii) development costs incurred for projects that are not pursued to completion; (iv) so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project; (v) defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation; (vi) ability to raise capital; and (vii) governmental restrictions on the nature or size of a project or timing of completion.

We cannot assure you that any development project will in fact be developed, and, if developed, the time period or the budget of such development may be greater than initially contemplated. We are planning to open in Houston. There is no guarantee that this site will remain suitable, or that the business will be operated profitably. We depend on cash flow from operations to pay lease obligations and to fulfill other cash requirements. If the business does not generate sufficient cash flow and sufficient funds are not otherwise available from other sources, we may not be able to meet lease obligations, grow the business, respond to competitive challenges or fund its other liquidity and capital needs, which would have a material adverse effect on our business.

❑ *Reputational Risks*

Adverse publicity concerning the food and beverage industry and the business could damage our brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and our financial performance. The harm may be immediate without affording us an opportunity for redress or correction.

❑ *Competition Risks*

The market for the food and beverage industry is competitive and we may need to compete with other established competitors. We compete with these other businesses on the basis of quality and price of products and/or services offered, atmosphere, location and overall customer experience. The food and beverage industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and dining habits. The food and beverage industry in Houston area is highly competitive in terms of type and quality of products, quality of service, location, atmosphere and price. The entrance of new competitors into our markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the planned markets. Any inability to compete successfully with competitors, shifts in consumer preferences away from the food and beverage industry or our inability to develop new products or services that appeal to consumers may negatively affect revenues.

❑ *Market Risks*

Our success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. Changes in the price of oil may affect the employment levels of the Energy Corridor, which may in turn affect the discretionary income and spending by customers in the area around the restaurant. We will cater to both business and social guests. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. Our sales are also dependent on foot traffic and sales in a specific location. If the foot traffic in the area declines, or we are forced to move operations to a different location, revenues may be negatively impacted. Our success also depends on the popularity of our menu offerings and the overall dining experience provided to guests. Any shift in consumer preferences away from our business concept could negatively affect financial performance.

❑ *Risks from Work Stoppages, Terrorism or Natural Disasters*

Our operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. Certain natural disasters, such as hurricanes, are known to occur sporadically in Houston, where we are located. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if we are forced to close for an extended period of time.

❑ *Management Risks*

Any operational growth will place additional demands on our administrative, management and financial resources. It is imperative that we manage our growth; if we do not effectively manage growth, our operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on our ability to manage its organizational structure and financial resources.

❑ *Personnel Risks*

The success of the business is heavily dependent on the judgment and ability of the members of our leadership. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of our leadership team or other key management personnel leave, we may have difficulty replacing them, and the business may suffer. There can be no assurance that we will be able to successfully attract and retain the leadership team and other key management personnel needed.

❑ *Labor Supply Risks*

A primary component of our operations is labor. We compete with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. We devote significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees in the food and beverage industry, including executive chef, general manager, bar manager, private event manager. If we are unable to recruit and retain sufficiently qualified personnel, the business and growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the business and operations. We may sustain an increase in operating costs if we pay increased compensation or benefits to employees, or if there is an increase in minimum wages. We are subject to various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. We may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although we require all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without our knowledge, be unauthorized. If any of our workers are found to be unauthorized, we may experience adverse publicity that negatively impacts our ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized may disrupt operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the business, financial condition and results of operations.

❑ *Privacy Risks*

Our business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. Our use of such information is regulated by federal and state laws, as well as certain third party agreements. If our security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, we may incur additional costs to ensure compliance.

❑ *Real Estate Risks*

We are leasing the business location and are subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the store may become unattractive as demographic patterns change. We may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require us to close a store in a desirable location.

Negative effects on our landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our landlord is unable to obtain financing or remain in good standing under the existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with us. If the landlord files for bankruptcy protection, the landlord may be able to reject our lease in the bankruptcy proceedings. While we may have the option to retain some rights under the lease, we may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, we may experience a drop in the level of quality of such retail center. We may be adversely affected by the negative financial situations of developers and landlords.

❑ *Supply and Delivery Cost Risks*

Supplies and prices of the various products used in the goods that we offer can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing regions. These factors may subject us to shortages or interruptions in product supplies, which could adversely affect revenue. We do not have control over the businesses of its vendors, suppliers and distributors, and our efforts to specify and monitor the standards under which they perform may not be successful. Higher diesel and gasoline prices may affect supply or transportation costs and may affect our profitability. If we have long-term purchase commitments in excess of what we need due to a decline in demand, this may also adversely affect profitability. Furthermore, certain supplies may be perishable, and we have limited control over whether those items will be delivered in an appropriate condition for use. If any of our vendors, suppliers or distributors are unable to fulfill their obligations to our standards, or if a replacement provider cannot be found in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the business, financial condition and results of operation.

❑ *Food Safety Risks*

We consider food safety a top priority and dedicate substantial resources toward ensuring that customers enjoy high-quality, safe products. However, food tampering, employee hygiene and cleanliness failures or improper employee conduct at the business could lead to product liability or other claims. Instances of food-borne illnesses, whether real or perceived, and whether at the store or those of competitors, could harm customers and otherwise result in negative publicity about us or the products we serve, which could adversely affect revenue. If customers become ill from food-borne illnesses, we could be forced to temporarily close. In addition, we may have different or additional competitors for intended customers as a result of such changes and may not be able to compete successfully against those competitors. Food safety concerns may also adversely affect the price and availability of those affected ingredients and cause customers to shift their preferences. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in menu or customer experience or a temporary closure of the store, could materially and adversely impact the business's financial condition and results of operations.

A number of pandemic scares related to a variety of raw food ingredients, including meats, fruits and vegetables, have recently caused concern among consumers and health care officials. One or more such outbreaks of such food related illnesses, whether pandemic or isolated, may adversely affect the consumer demand for certain foods and consequently negatively impact the operations and profitability, regardless of the quality and safety of products offered by us.

❑ *Required Nutritional Disclosure Risks*

Government regulation and consumer eating habits may impact our business as a result in changes in attitudes regarding diet and health or new information regarding the health effects of consuming the menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of the menu offerings, or laws and regulations requiring us to disclose the nutritional content of its food offerings. Compliance with current and future laws and regulations regarding the ingredients and nutritional content of the menu items may be costly and time-consuming. Additionally, government authorities may increase regulations regarding trans-fats and sodium, which may require us to limit or eliminate trans-fat and sodium in the menu offerings, switch to higher cost ingredients or may hinder our ability to operate. We cannot make any assurances regarding its ability to effectively respond to changes in consumer health perceptions or successfully implement the nutrient content disclosure requirements or menu-labeling laws, which could have an adverse effect on the results of operations and financial position.

❑ *Legal Risks*

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from patronizing the establishment. We may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources be used to defend any claims.

❑ *Alcohol Sale Risks*

We are subject to alcoholic beverage control regulations that govern various aspects of daily operations of the business, including the minimum age of guests and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. Any failure to obtain and maintain, on a timely basis, liquor or other licenses, permits or approvals required to serve alcoholic beverages or food, as well as any associated negative publicity, could delay or prevent the opening of, or adversely impact the viability of, and could have an adverse effect on, the business operations and financial performance. Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory agencies could determine that we have not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary to conduct business within its jurisdiction.

We are subject to state "dram shop" laws, which generally allow a person to sue us if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at the establishment. A judgment against us under a dram shop law could exceed our liability insurance coverage policy limits and could result in substantial liability and materially adversely affect operations. Any inability to continue to obtain such insurance coverage at reasonable cost could also have a material adverse effect on operations. Regardless of the validity of the claims, we could be adversely affected by negative publicity resulting from such actions.

❑ *Alcohol Investment Risks*

Alcohol beverage control regulations may limit an Investor's ability to hold interests in the Issuer. For example, Texas laws and regulations generally do not allow a person from holding financial interests in both manufacturers and distributors of alcoholic beverages and retailers of alcoholic beverages, and local regulators may require disclosure of Investors' personal information to verify their eligibility to invest in the Issuer. In the event that Texas laws and regulations do not allow an Investor to hold the Securities, such Investor may be required to transfer its interests in the Securities to the Issuer as described in the NPA. If a number of Investors are ineligible to hold the Securities, it could materially adversely affect the financial condition.

❏ *Environmental Risks*

We are subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from the establishment. Environmental conditions relating to releases of hazardous substances at the establishment could materially adversely affect the business, financial condition and operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the business, financial condition and operations.

❏ *Information Technology Risks*

We rely heavily on information systems, such as point-of-sale processing, for management of the supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage the business depends significantly on the reliability and capacity of these systems. Our operations depend on our ability to protect computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

❏ *Accounting Risks*

Changes to existing accounting rules or regulations may impact the future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require us to record significant capital lease obligations on the balance sheet and make other changes to the financial statements. This and other future changes to accounting rules or regulations may impact our future operating results.

❏ *Intellectual Property Risks*

Our intellectual property is material to conducting business. Our success depends in part on furthering brand recognition using trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including our name, logos and unique ambiance of the establishment. We have taken efforts to protect our brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that we will not encounter any material claims in the future. If this happens, it could harm our image, brands or competitive position and cause us to incur significant penalties and costs.

❑ *Regulatory Risks*

Products and services offered by us are subject to regulation. Regulatory action could substantially increase costs, damage reputation and materially affect operating results. Increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact us directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and we cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect our revenue and operating margins.

We are subject to various federal, state and local regulations, including regulations related to the preparation and sale of food, the sale of alcoholic beverages, zoning and building codes, land use and employee, health, sanitation and safety matters. We are also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Compliance with additional regulations can become costly and affect operating results.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

❑ *Tax Risks*

We are subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although we believe our tax positions and estimates are reasonable, we could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions. If material, payment of such additional amounts could have a material impact on finances and results of operations.

❑ *Limited Source of Repayment*

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. While we are providing a lien on our assets, there is no guarantee that it will have sufficient assets to make full payment to the investors, as the assets may decrease in value, lose their entire value over time or may fluctuate based on the performance of the underlying business. Neither the Issuer nor NextSeed guarantees payment or investor returns.

❑ *Risks Relating to Financial Forecasts*

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which the Issuer and the key persons will have no control. CHANGES IN ASSUMPTIONS OR THEIR UNDERLYING FACTS COULD SIGNIFICANTLY AFFECT THE FORECASTS. TO THE EXTENT THAT THE ASSUMED EVENTS DO NOT OCCUR, THE OUTCOME MAY VARY SIGNIFICANTLY FROM THE PROJECTED OUTCOMES. CONSEQUENTLY, THERE CAN BE NO ASSURANCE THAT THE ACTUAL OPERATING RESULTS WILL CORRESPOND TO THE FORECASTS PROVIDED HEREIN.

❑ *Risks Relating to Debt Financing*

Our debt service obligations may adversely affect cash flow. As a result of any future debt obligations, we may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. Although we anticipate repaying or refinancing any indebtedness when it matures, there can be no assurance that we will be able to do so or that the terms of such refinancing will be favorable. The Issuer's leverage may have important consequences including the following: (i) ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on favorable terms and (ii) a substantial decrease in operating cash flow or a substantial increase in expenses could make it difficult for us to meet debt service requirements and restrictive covenants and force a sale of assets or modification of operations.

❑ *Potential Conflicts of Interest*

The key persons individually or as an entity may wish to own, operate or consult with other operations in the area similar to the Issuer's, including operations utilizing the brand associated with us. Such other businesses may be owned by entities other than the Issuer. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of the Issuer's operations due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to the Issuer for profits derived from such other such activities.

VII.CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

AFFILIATED PARTY TRANSACTIONS

The Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

OTHER MATTERS

Valuation of the Security in the Future

The value of the Security is the present value of the future payments. In the event that the Issuer is unable to make the required payments, the value of the Security may be impacted adversely and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the Securities investors will not become holders of minority ownership in the Issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the Issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a compete loss of their investment.

Corporate Actions of the Issuer

Because Securities are governed by the NPA, the Issuer cannot unilaterally take subsequent corporate actions to change material terms of the Securities. In addition, because the holders of Securities' rights are limited to those described in the NPA, they will have no ability to influence the policies or any other corporate matter of the Issuer, including the election of directors, changes to the Issuer's governance documents, additional issuance of securities, the Issuer's repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

Payment Processing Operations

nextseed

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

ONGOING REPORTING

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the issuer's website at: www.bbitaliakitchen.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A

FINANCIAL STATEMENTS & OFFICER CERTIFICATION

Benmelos, LLC

I, Benjamin Berg, the President of Benmelos, LLC, certify that the financial statements of Benmelos, LLC included in this Form are true and complete in all material respects.

/s/Benjamin Berg
Name: Benjamin Berg
Title: President

David P. Chaney, CPA, P.C.
2500 E. TC Jester Blvd.
Suite 258
Houston, TX 77008
713-868-1174

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To the Partners:

Benmelos, LLC

Management is responsible for the accompanying financial statements of Benmelos, LLC., which comprise the balance sheets as of December 23, 2019 and December 25, 2018, and the related statements of income for the fifty-two weeks then ended in accordance with accounting principles generally accepted in the United States of America. I have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. I did not audit or review the financial statements nor was I required to perform any procedures to verify the accuracy or completeness of the information provided by management.   Accordingly, I do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Management has elected to omit the statement of partners' equity, cash flows and substantially all of the disclosures ordinarily included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America.   If the omitted statements and disclosures were included in the financial statements, they might influence the user's conclusions about the Company's financial position. Accordingly, these financial statements are not designed for those who are not informed about such matters.

David P. Chaney, CPA, P.C.

March 20, 2020

Balance Sheet

B.B. Italia, Entity #103
Current Year as of 12/23/2019   Prior Year as of 12/24/2018

		Current Year	Prior Year	Variance
Assets				
Cash				
1000	Amegy Operating	46,550.84	40,607.32	5,943.52
1010	Cash in Safe	8,806.00	1,049.00	7,757.00
		$55,356.84	$41,656.32	$13,700.52
Accounts Receivable				
1100	Accounts Receivable	6,762.14	296.75	6,465.39
1105	Due from Other	3,119.55		3,119.55
		$9,881.69	$296.75	$9,584.94
Inventory				
1200	Food Inventory	16,626.55	7,424.29	9,202.26
1290	NA Bev Inventory	2,707.87	1,072.84	1,635.03
1300	Liquor Inventory	6,657.86	7,136.00	-478.14
1310	Wine Inventory	13,917.59	12,775.24	1,142.35
1330	Beer Inventory	338.23	350.74	-12.51
1340	Butcher Shop Retail	324.19	15.50	308.69
		$40,572.29	$28,774.61	$11,797.68
Current Assets				
1700	Prepaid Insurance	1,738.90		1,738.90
1702	Prepaid License/Permits	3,405.55	5,394.88	-1,989.33
1705	Prepaid Rent		225,000.00	-225,000.00
1719	Prepaid Misc	8,119.16	3,147.07	4,972.09
		$13,263.61	$233,541.95	($220,278.34)
Fixed Assets				
1506	Audio Equipment	44,551.59	497.94	44,053.65
1515	Indoor Furniture	9,802.20	4,000.00	5,802.20
1525	Kitchen Equipment	134,873.28	126,540.60	8,332.68
1530	Kitchen Smallware	805.75		805.75
1535	Lighting & Fixtures	443.87		443.87
1536	HVAC Equipment	8,205.06		8,205.06
1540	POS System	42,153.36	28,250.54	13,902.82
1541	Non POS Computer Equipment	8,053.67		8,053.67
1550	Restaurant Buildout	13,026.03	7,500.00	5,526.03
1555	Restaurant Furnishings	152,449.98	5,408.47	147,041.51
1560	Restaurant Renovations	760,808.66	43,664.50	717,144.16
1565	Signs	3,979.98		3,979.98
1572	Security System Equipment	23,611.07		23,611.07
1600	Accumulated Depreciation	-458,113.00	-174,456.00	-283,657.00
		$744,651.50	$49,459.72	$695,191.78
	Total Assets:	**$863,725.93**	**$353,729.35**	**$509,996.58**
Liabilities and Owner's Equity				
Accounts Payable				
2000	Accounts Payable	81,115.50	42,487.04	38,628.46
		$81,115.50	$42,487.04	$38,628.46
Current Liabilities				
2105	Accrued Property Tax	24,000.00	12,000.00	12,000.00
2110	Business Gold Rewards Card	2,296.64		2,296.64
2112	CORP AMEX Business Gold Card	14,342.57		14,342.57

Balance Sheet

B.B. Italia, Entity #103

Current Year as of 12/23/2019   Prior Year as of 12/24/2018

		Current Year	Prior Year	Variance
Liabilities and Owner's Equity				
Current Liabilities				
2113	Accrued payroll	22,584.70	10,631.99	11,952.71
2116	AMEX GM BBItalia Business Card	247.16		247.16
2145	Misc accrued expense	19,181.43	2,545.58	16,635.85
2180	Notes Payable	38,569.81	82,548.19	-43,978.38
2210	Sales Tax Payable	19,677.52	11,929.48	7,748.04
2211	Mixed Beverage Gross Tax	4,608.27	2,106.01	2,502.26
2212	Gift Card Liabilities	10,938.47	2,412.57	8,525.90
2350	Employee Tips Payable	2,371.86	1,456.74	915.12
2365	Loan from Nextseed	312,446.85		312,446.85
2370	Due to Other	204,396.20	52,853.64	151,542.56
		$675,661.48	$178,484.20	$497,177.28
Owner's Equity				
3100	Ben Berg Captial	1,183,989.86	478,850.39	705,139.47
3430	Daniel Berg Capital	245,000.00	245,000.00	
	Current Earnings	-1,322,040.91	-591,092.28	-730,948.63
		$106,948.95	$132,758.11	($25,809.16)
	Total Liabilities and O/E:	**$863,725.93**	**$353,729.35**	**$509,996.58**

Profit & Loss

B.B. Italia, Entity #103

Current Period: 12/25/2018 to 12/23/2019   Prior Period: 12/26/2017 to 12/24/2018

		Current Period	% of Sales	Prior Period	% of Sales	Variance	%
Sales							
Sales							
4200	Food Sales	1,240,761.56	61.90 %	951,703.01	74.08 %	289,058.55	30.37 %
4202	Retail Sales	75.00	0.00 %	6.00	0.00 %	69.00	1,150.00 %
4220	Butcher Shop Sales	114,657.97	5.72 %	110.00	0.01 %	114,547.97	104,134.52 %
4221	Butcher Shop Meat Sales	146.00	0.01 %	470.00	0.04 %	-324.00	-68.94 %
4222	Butcher Shop Sandwich Sales	4,739.00	0.24 %	1,100.00	0.09 %	3,639.00	330.82 %
4300	Beer Sales	23,756.00	1.19 %	8,967.00	0.70 %	14,789.00	164.93 %
4310	Liquor Sales	167,493.00	8.36 %	50,854.50	3.96 %	116,638.50	229.36 %
4320	Wine Sales	441,591.00	22.03 %	267,876.49	20.85 %	173,714.51	64.85 %
4335	Butcher Shop Retail Sales	473.40	0.02 %		0.00 %	473.40	
4500	Banquet Sales	594.47	0.03 %	448.75	0.03 %	145.72	32.47 %
4501	Banquet Sales Admin Fee	10,238.58	0.51 %	3,141.00	0.24 %	7,097.58	225.97 %
Total Sales		$2,004,525.98	100.00 %	$1,284,676.75	100.00 %	$719,849.23	56.03 %
Total Sales		**$2,004,525.98**	**100.00 %**	**$1,284,676.75**	**100.00 %**	**$719,849.23**	**56.03 %**
Cost of Sales							
Cost of Sales							
5200	Food Purchases	324,336.31	26.14 %	232,228.25	24.40 %	92,108.06	39.66 %
5300	Beer Purchases	5,809.69	24.46 %	1,477.04	16.47 %	4,332.65	293.33 %
5310	Liquor Purchases	35,757.01	21.35 %	2,905.05	5.71 %	32,851.96	1,130.86 %
5320	Wine Purchases	141,388.06	32.02 %	64,585.97	24.11 %	76,802.09	118.91 %
5325	NA Beverage Purchases	20,746.63	1.03 %	12,587.82	0.98 %	8,158.81	64.82 %
5335	Butcher Shop Purchase	2,130.61	450.07 %	3,192.41	0.00 %	-1,061.80	-33.26 %
5338	Cost of Comps	827.06	0.04 %		0.00 %	827.06	
5360	Bar Supplies		0.00 %	67.17	0.01 %	-67.17	-100.00 %
5800	Inventory Loss/Waste	389.69	0.02 %	117.10	0.01 %	272.59	232.78 %
Total Cost of Sales		$531,385.06	26.51 %	$317,160.81	24.69 %	$214,224.25	67.54 %
Total Cost of Sales		**$531,385.06**	**26.51 %**	**$317,160.81**	**24.69 %**	**$214,224.25**	**67.54 %**
Gross Profit		**$1,473,140.92**	**73.49 %**	**$967,515.94**	**75.31 %**	**$505,624.98**	**52.26 %**
Expenses							
Salaries and Wages							
6000	Payroll Expenses		0.00 %	254,807.45	19.83 %	-254,807.45	-100.00 %
6002	Payroll Managers	299,425.64	14.94 %	252,487.63	19.65 %	46,938.01	18.59 %
6102	Payroll Commission	9,782.03	0.49 %	3,302.23	0.26 %	6,479.80	196.22 %
6200	FOH - Server	43,470.81	2.17 %		0.00 %	43,470.81	
6201	FOH - Server OT	4,394.98	0.22 %		0.00 %	4,394.98	
6202	FOH - Bartender	13,580.18	0.68 %		0.00 %	13,580.18	
6203	FOH - Bartender OT	337.04	0.02 %		0.00 %	337.04	
6204	FOH - Runner	21,486.62	1.07 %		0.00 %	21,486.62	
6205	FOH - Runner OT	701.40	0.03 %		0.00 %	701.40	
6206	FOH - Host	21,494.07	1.07 %		0.00 %	21,494.07	
6207	FOH - Host OT	59.22	0.00 %		0.00 %	59.22	
6208	FOH - Deli Cashiers	9,978.17	0.50 %		0.00 %	9,978.17	
6212	BOH - Dish	54,530.25	2.72 %		0.00 %	54,530.25	
6213	BOH - Dish OT	762.28	0.04 %		0.00 %	762.28	
6214	BOH - Cook	174,080.50	8.68 %		0.00 %	174,080.50	
6215	BOH - Cook OT	4,023.73	0.20 %		0.00 %	4,023.73	
6400	Tips Paid Out		0.00 %	1,987.39	0.15 %	-1,987.39	-100.00 %
Total Salaries and Wages		$658,106.92	32.83 %	$512,584.70	39.90 %	$145,522.22	28.39 %
Employee Benefits							
6800	Payroll Taxes	93,724.25	4.68 %	67,453.37	5.25 %	26,270.88	38.95 %
Total Employee Benefits		$93,724.25	4.68 %	$67,453.37	5.25 %	$26,270.88	38.95 %

Profit & Loss

B.B. Italia, Entity #103

Current Period: 12/25/2018 to 12/23/2019   Prior Period: 12/26/2017 to 12/24/2018

		Current Period	% of Sales	Prior Period	% of Sales	Variance	%
Operating Expenses							
5340	Smallware	366.97	0.02 %	483.78	0.04 %	-116.81	-24.15 %
5350	Restaurant Supplies	86,326.86	4.31 %	67,597.42	5.26 %	18,729.44	27.71 %
5380	Kitchen Supplies	41.65	0.00 %		0.00 %	41.65	
5700	Merchant Account Fees	65,766.73	3.28 %	40,939.61	3.19 %	24,827.12	60.64 %
5750	TABC Taxes	41,513.79	2.07 %	22,985.40	1.79 %	18,528.39	80.61 %
6700	Payroll Processing Fees	7,595.31	0.38 %	4,155.92	0.32 %	3,439.39	82.76 %
7000	Auto/Parking Expenses		0.00 %	365.00	0.03 %	-365.00	-100.00 %
7100	Direct Operating Expenses	28,194.48	1.41 %	17,541.68	1.37 %	10,652.80	60.73 %
7110	Bar Consumables	12.97	0.00 %	78.40	0.01 %	-65.43	-83.46 %
7130	Cleaning Service	4,067.16	0.20 %	5,125.00	0.40 %	-1,057.84	-20.64 %
7135	Small Equipment		0.00 %	292.28	0.02 %	-292.28	-100.00 %
7146	Cleaning Supplies		0.00 %	3,746.27	0.29 %	-3,746.27	-100.00 %
7150	Other Ops supplies		0.00 %	3,601.43	0.28 %	-3,601.43	-100.00 %
7155	Uniforms	6,006.84	0.30 %		0.00 %	6,006.84	
7160	POS System Lease		0.00 %	2,433.46	0.19 %	-2,433.46	-100.00 %
7170	Licenses and permits	57,837.52	2.89 %	5,350.54	0.42 %	52,486.98	980.97 %
7180	Linens & Uniforms		0.00 %	6,161.64	0.48 %	-6,161.64	-100.00 %
7200	Valet Parking services		0.00 %	1,440.00	0.11 %	-1,440.00	-100.00 %
7854	Interest Expense	21,582.21	1.08 %	2,383.83	0.19 %	19,198.38	805.36 %
7911	Restaurant Decor	8,256.71	0.41 %	18,437.93	1.44 %	-10,181.22	-55.22 %
Total Operating Expenses		$327,569.20	16.34 %	$203,119.59	15.81 %	$124,449.61	61.27 %
Marketing and Public Relations							
7114	Discounts & Comps	44,784.12	2.23 %	44,640.96	3.47 %	143.16	
7115	Advertising and Promotion	70,006.64	3.49 %	46,303.30	3.60 %	23,703.34	51.19 %
7120	PR/Marketing	19,641.31	0.98 %	1,625.00	0.13 %	18,016.31	1,108.70 %
Total Marketing and Public Relations		$134,432.07	6.71 %	$92,569.26	7.21 %	$41,862.81	45.22 %
Utilities							
7930	Telephone Expense	3,344.71	0.17 %	3,332.56	0.26 %	12.15	
7951	Electric	42,010.47	2.10 %	49,208.13	3.83 %	-7,197.66	-14.63 %
7952	Gas	10,227.62	0.51 %	9,934.91	0.77 %	292.71	2.95 %
7953	Water	8,571.95	0.43 %	8,592.63	0.67 %	-20.68	
Total Utilities		$64,154.75	3.20 %	$71,068.23	5.53 %	($6,913.48)	-9.73 %
Administrative and General Expenses							
7805	Accounting	6,389.88	0.32 %	5,532.84	0.43 %	857.04	15.49 %
7806	POS Cloud Reporting and GC Program	746.20	0.04 %		0.00 %	746.20	
7810	Financial Services Fees	795.70	0.04 %	435.50	0.03 %	360.20	82.71 %
7820	Cable & Internet	4,212.30	0.21 %	3,618.76	0.28 %	593.54	16.40 %
7825	Cash Short/Over	-85.31	0.00 %	-200.04	-0.02 %	114.73	-57.35 %
7830	Computer and Internet Expenses	6,819.61	0.34 %	5,842.02	0.45 %	977.59	16.73 %
7835	Copier Lease & Printing	32.31	0.00 %	1,356.47	0.11 %	-1,324.16	-97.62 %
7840	Customer Refunds	1,259.81	0.06 %	191.58	0.01 %	1,068.23	557.59 %
7842	Donations	25,797.40	1.29 %	11,550.16	0.90 %	14,247.24	123.35 %
7845	Equipment Lease	12,411.77	0.62 %	8,703.84	0.68 %	3,707.93	42.60 %
7847	Event Rental Expense	12,643.45	0.63 %		0.00 %	12,643.45	
7850	Insurance - Health	5,335.59	0.27 %	5,521.03	0.43 %	-185.44	-3.36 %
7851	Insurance - Workmans Comp	1,885.76	0.09 %	1,718.36	0.13 %	167.40	9.74 %
7852	Insurance - Liability	17,372.63	0.87 %	13,642.68	1.06 %	3,729.95	27.34 %
7855	Landscape Maintenance	1,360.00	0.07 %	2,085.00	0.16 %	-725.00	-34.77 %
7860	Legal expenses	3,783.85	0.19 %	7,228.85	0.56 %	-3,445.00	-47.66 %
7862	Memberships & Dues	5,627.30	0.28 %	2,211.82	0.17 %	3,415.48	154.42 %
7863	Employee Incentives	11,483.30	0.57 %	740.40	0.06 %	10,742.90	1,450.96 %
7865	Miscellaneous Expense		0.00 %	632.83	0.05 %	-632.83	-100.00 %
7866	Hiring expenses	240.91	0.01 %		0.00 %	240.91	
7870	Music & Entertainers	7,700.02	0.38 %	595.00	0.05 %	7,105.02	1,194.12 %
7875	Office Supplies	5,913.73	0.30 %	3,921.87	0.31 %	1,991.86	50.79 %
7880	Pest Control	5,087.75	0.25 %	9,351.72	0.73 %	-4,263.97	-45.60 %
7885	Postage & Delivery	396.53	0.02 %	348.05	0.03 %	48.48	13.93 %
7890	Professional Fees	8,425.00	0.42 %		0.00 %	8,425.00	
7920	Sales Tax		0.00 %		0.00 %		
7925	Security & Monitoring	1,631.96	0.08 %	1,280.16	0.10 %	351.80	27.48 %
7940	Trash Removal	17,063.91	0.85 %	5,210.38	0.41 %	11,853.53	227.50 %
7945	Travel	460.56	0.02 %		0.00 %	460.56	

Profit & Loss

B.B. Italia, Entity #103

Current Period: 12/25/2018 to 12/23/2019   Prior Period: 12/26/2017 to 12/24/2018

		Current Period	% of Sales	Prior Period	% of Sales	Variance	%
Administrative and General Expenses							
7955	Website	13,054.74	0.65 %	2,469.50	0.19 %	10,585.24	428.64 %
Total Administrative and General Expenses		$177,846.66	8.87 %	$93,988.78	7.32 %	$83,857.88	89.22 %
Repairs and Maintenance							
7910	Repairs and Maintenance	39,489.67	1.97 %	28,545.96	2.22 %	10,943.71	38.34 %
7913	POS Maint/Support	1,849.56	0.09 %	2,552.97	0.20 %	-703.41	-27.55 %
7914	Grease trap service	4,744.00	0.24 %	1,286.74	0.10 %	3,457.26	268.68 %
7915	Service Contract Repairs	8,610.72	0.43 %	5,207.20	0.41 %	3,403.52	65.36 %
Total Repairs and Maintenance		$54,693.95	2.73 %	$37,592.87	2.93 %	$17,101.08	45.49 %
Occupancy Expenses							
7900	Rent Expense	288,157.88	14.38 %	192,293.18	14.97 %	95,864.70	49.85 %
7905	Property Tax	12,000.00	0.60 %	12,000.00	0.93 %		
Total Occupancy Expenses		$300,157.88	14.97 %	$204,293.18	15.90 %	$95,864.70	46.93 %
Depreciation and Amortization Expenses							
8700	Depreciation Expense	283,657.00	14.15 %	174,456.00	13.58 %	109,201.00	62.60 %
Total Depreciation and Amortization Expenses		$283,657.00	14.15 %	$174,456.00	13.58 %	$109,201.00	62.60 %
Total Expenses		**$2,094,342.68**	**104.48 %**	**$1,457,125.98**	**113.42 %**	**$637,216.70**	**43.73 %**
Total Operating Income (Loss)		**($621,201.76)**	**-30.99 %**	**($489,610.04)**	**-38.11 %**	**($131,591.72)**	**26.88 %**
Other Income							
Other Income							
8001	Other Income	1,087.81	0.05 %		0.00 %	1,087.81	
Total Other Income		$1,087.81	0.05 %		0.00 %	$1,087.81	0.00 %
Total Other Income		**$1,087.81**	**0.05 %**			**$1,087.81**	
Other Expenses							
Unassigned							
4505	Carry Over/Outstanding Sales	-30.31	0.00 %		0.00 %	-30.31	
4600	Refund Guest		0.00 %	500.00	0.04 %	-500.00	-100.00 %
8800	Management Fees	110,864.99	5.53 %	100,982.24	7.86 %	9,882.75	9.79 %
Total Unassigned		$110,834.68	5.53 %	$101,482.24	7.90 %	$9,352.44	9.22 %
Total Other Expenses		**$110,834.68**	**5.53 %**	**$101,482.24**	**7.90 %**	**$9,352.44**	**9.22 %**
Net Income (Loss)		**($730,948.63)**	**-36.46 %**	**($591,092.28)**	**-46.01 %**	**($139,856.35)**	**23.66 %**

BENMELOS, LLC

